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                           March 16, 2022

       Garo Kholamian
       Principal Executive Officer
       GK Investment Property Holdings II LLC
       257 East Main Street, Suite 200
       Barrington, IL 60010

                                                        Re: GK Investment
Property Holdings II LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed March 8, 2022
                                                            File No. 024-11074

       Dear Mr. Kholamian:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Rhys James, Esq.